

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

<u>Via E-mail</u>
Brett Wilson
President and Chief Executive Officer
TubeMogul, Inc.
1250 53rd Street, Suite 1
Emeryville, California 94608

> **Re: TubeMogul, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 28, 2014**
> **CIK No. 1449278**

Dear Mr. Wilson:

We have reviewed your letter dated February 28, 2014, and the above-referenced draft registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated February 20, 2014.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Factors Affecting Our Performance</u>

<u>Revenue Growth from Additional Media Markets, page 47</u>

1.   We note your response to prior comment 19. Please disclose the portion of your revenue that is attributable to advertising served through the various digital video channels you mention in this paragraph, and provide quantitative information regarding the trend in the relative sources of revenue attributable to each channel over the periods presented. Additionally, please consider summarizing this information in the second risk factor on page 12, as appropriate.

<u>Operating Activities, page 59</u>

2.   We note that you now disclose that your DSDs were 80 days for the year ended December 31, 2013 in response to prior comment 23. Please define DSDs in your disclosure. In this regard, we note your disclosure on page 14 identifies your days sales outstanding, or DSO, and days payable outstanding, or DPO, for the year ended December 31, 2013. Please tell us why you did not discuss DSO and DPO under Operating Activities.

Critical Accounting Policies Judgments and Estimates

Revenue Recognition, page 61

3.   We have reviewed your response to prior comment 28. Please tell us your consideration of providing disclosure to discuss that advertising agencies and brands are eligible to earn rebates and your accounting for these rebates.

Business

Our Customers, page 76

4.   Please briefly explain the parameters used in defining customer for your determination that no customer accounted for more than 10% of your revenue. Specifically discuss whether an advertiser with multiple branches or divisions that operate under distinct contracts is considered a single customer for this purpose.

Executive Compensation

Post-Employment Compensation and Change in Control Payments and Benefits, page 98

5.   Please revise to briefly summarize circumstances in which a resignation for "good reason" would result in the payment of benefits.

Principal Stockholders, page 108

6.   We note your inclusion of a column in the beneficial ownership table that will present information concerning the number of shares beneficially owned after this planned offering. Please either confirm that this offering will not have a selling stockholder component or revise your document to fully explain the nature of the offering.

Notes to Consolidated Financial Statements

Note 6. Commitments and Contingencies

Legal, page F-24

7.   We note your response to prior comment 51. Tell us whether you also believe that none of the current legal proceedings will have a material adverse effect on your results of operations.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Peter M. Astiz, Esq. and Michael J. Torosian, Esq.
        DLA Piper LLP (US)